January 24, 2011

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. John L. Krug

Re:           American Safety Insurance Holdings, Ltd.
Registration Statement on Form S-1
Registration No. 333-133557

Dear Mr. Krug:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Safety Insurance Holdings, Ltd. (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 9:30 a.m., Wednesday, January 26, 2011, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

By:     /s/ Randolph L. Hutto
Randolph L. Hutto
General Counsel